Discount Dental Materials, Inc.

March 6, 2012

United States Securities and Exchange Commission

Attn: Mr. Blaise A. Rhodes

CF/AD 9

100 F Street N.E.

Washington D.C. 20549-3561

Re: Discount Dental Materials, Inc.

Form 8-K

Filed February 10, 2012

File No. 000-54381

Dear Mr. Rhodes:

We are providing this response to the above referenced letter that requested the following information:

Form 8-K

Item 4.01, page 39

1.

Item 304(a)(1)(ii) of Regulation S-K requires a statement whether the accountant's report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant's report.

Simultaneous with the submission of this letter we are filing a Second Amended Form 8-K/A to address the issued raised in your letter (the “Amended Filing”).  In response to this comment, the Amended Filing contains the following language:

“Li & Company, P.C. audited our financial statements, including our balance sheets as of November 30, 2011 and 2010 and our related statements of operations, changes in stockholders’ equity, and statements of cash flows for the period from December 17, 2007 (inception) through November 30, 2011.  The audit report of Li & Company, P.C. on our financial statements for the period stated above (the “Audit Period”) did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles, but the reports of Li & Company, P.C., for the Audit Period contained an emphasis of a matter paragraph which indicated conditions existed which raised substantial doubt about our ability to continue as a going concern.”

2.

The disclosure should also state whether during the registrant's two most recent fiscal years and any subsequent interim period through the date of resignation; declination or dismissal there were any disagreements with the-former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or, procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with-its reports. In the event of disagreement(s) and or reportable event(s), provide the specific disclosures requited by Item 304(a)(l)(iv) and (v) of Regulation S-K.

In response to this comment the Amended Filing contains the following language:

“During the fiscal years ended November 30, 2011 and 2010 and through Li & Company, P.C.’s dismissal on February 10, 2012, there were (1) no disagreements with Li & Company, P.C. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Li & Company, P.C., would have caused Li & Company, P.C. to make reference to the subject matter of the disagreements in connection with its reports, and (2) no events of the type listed in paragraphs (A) through (D) of Item 304(a)(1)(v) of Regulation S-K.”

Discount Dental Materials, Inc.

Response to Letter dated February 14, 2012 from United States Securities and Exchange Commission

Division of Corporation Finance

March 6, 2012

3.

We note you have furnished your disclosure as of February 10, 2012 to your Li & Company, P.C. To the extent that you make changes to the Form 8-K to comply with the above comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

The Amended Filing contains an updated letter from Li & Company, P.C., attached as Exhibit 16.1.

The Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if you have any further questions.

Sincerely,

/s/ Gerald DeCiccio

Gerald DeCiccio

President

Discount Dental Materials, Inc.